

— INTRODUCING —

DESKLESS WORKERS

WHY DESKLESS?


1%
Software Funding
85%
Workers Feel Disconnected
2.7B
Deskless Workers
80%
Global Workforce is “Deskless”
82%
Companies Increase Budget

SOURCE: The Rise of the Deskless Workforce - 2018 Survey.

DESKLESS WORKERS

THE GREAT ENGAGEMENT CRISIS?

85% of employees are not engaged or actively disengaged at work



67% NOT engaged

18% Actively disengaged in their work and workplace

The economic consequence is approximately $7 trillion in lost productivity, and the pandemic is making the situation <u>even worse</u>.

SOURCE: Gallup State of the Global Workplace

DEFINING THE PROBLEM

- Failure to effectively manage workers depresses revenue and is very expensive.

- Communication is poor which results in lower productivity, higher worker turnover, and increased costs.

- Training does not scale and is sporadic.

- Best practices walk out the door when experienced workers leave the company.

- Repurposed office technology is not designed for deskless workers and fails to add value when it comes to productivity and engagement.

The OPPORTUNITY



Slack proved that businesses are ready to buy good communication tools. They are going after the office communications market.



We are going after the larger opportunity. We seek to own the communications market for the 2.7 billion deskless workers.

THE SOLUTION

Deskless Workers is a content publishing and communications platform designed to help businesses effectively manage their deskless workforce.

It also helps with task management and training allowing companies to measure productivity and employee engagement.









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DESKLESS WORKERS

HOW ARE WE DISRUPTING THE INDUSTRY?

- True "No Code" Mobile App solution that allows product to be "white-labeled" and branded by our customers.

- Truly unique features and most extensive feature set including Video, Customizable Forms, Content Management, Messaging and Collaboration Tools, File and Knowledge Library, Feedback Tools (Survey/Polls/Quizzes), and Scheduling.

- One of the only tools that effectively measures engagement and productivity.

- Flexible pricing models.

- Exciting future features such as AI and Live Video Streaming, Video Conferencing and Video Editing (from Mobile Devices).

DESKLESS WORKERS

WHAT OUR CLIENTS SAY





" Deskless Workers has proven to be a critical solution for my frontline workers. The control and dissemination of information and ease of delivery has resulted in a dramatic increase in employee training and job satisfaction. I would highly recommend the Deskless Workers Platform to organizations wanting to efficiently communicate with their frontline workers."

Mark Sims
CEO, Fikes

AIR FORCE – SOFTWARE PILOT



U.S. AIR FORCE

- Our team won a prestigious US Air Force Innovation Grant in 2019.

- Developed the product in partnership with Air Force Active and Reserve Duty leadership.

- The one-year software pilot at Homestead Air Force Base was a success and will ignite further military sales worldwide.

- The pilot was the ultimate case study because it made us build the software for the exacting demands of the Air Force when it comes to performance, security, reliability, and being able to deliver mission critical communications.

DESKLESS WORKERS

EXISTING CUSTOMER SUCCESS



68%
Increase

Task Compliance



53%
Increase

Employee Productivity



40%
Increase

Employee Engagement



37%
Increase

Content Consumption

DESKLESS WORKERS

DESKLESS WORKERS SUMMARY

- Recognized best practice and ready for deployment across military and national guard.

- Multiple revenue paths.

- 8-10 customers in revenue funnel awaiting deployments.

- Flexible pricing models.

- Platform built for performance and data security.

- Easy to integrate with other platforms.

- Simple and easy to use Mobile App that can be easily customized.

- Productivity and feedback tools that help you communicate, manage and lead.

- Actionable insights that empower leaders with valuable data to drive business decisions.



— DESKLESS WORKERS —

PLATFORM VISION

ABOUT THE PLATFORM

▪ What we have built is a scalable platform NOT a bunch of disparate mobile applications in the App store.

▪ The API platform is built from the ground up for performance and security and has been tested and deployed by the US Air Force.

▪ Each API subset was designed with a specific purpose and audience.

▪ It is relatively easy to create a new "app" shell for a new vertical by simply selecting the API components required and reusing the existing Infrastructure.

▪ Everything is deployed in the Microsoft Azure Cloud Infrastructure making it easy and cost effective to scale.

The REMOTE FORCE API PLATFORM

All Mobile Apps are powered by the same powerful API platform known as Remote Force.



Remote Force ®
Platform API

Data Storage Collection

REMOTE FORCE API COMPONENTS

Remote Force ®
Platform API

Feedback API 	Polls, Surveys, Quizzes, Forms
Video API 	Live Stream, Conference, On-Demand/CDN, Channels
Communication API 	Messaging, Collaboration, SMS, Push Notifications
Content Management API 	Article, News, Training, Image Publication
Task/Schedule API 	Task, Project, Scheduling API
Engagement/Ad API 	Engagement and Advertising API
File/Document API 	Secure File and Document Storage API

BUILDING APPS FOR INDUSTRY VERTICALS



- Deskless Workers is a content publishing and communications platform designed to help businesses effectively manage their deskless workforce and make more money.



- Kinetic is a specially customized version of the Deskless Workers platform designed for US and Allied Military Forces. It provides Military specific features designed to ensure total force readiness and resiliency.



- Boost is designed for the beverage industry, although it can be adapted for virtually any retail business. Boost connects brand training and certifications to bartenders and servers to amplify beverage sales.



- Sidekick is designed for the Events industry and incorporates a full suite of Video Technologies. Our goal is to revolutionize the events industry with a virtual events platform.

FINANCIAL STRATEGY

- Revenue Focus: Execute a 24-month plan to solidify team, expand technology portfolio, build recurring revenue and aggressively grow user base.

- Focus on Partner and Online channels.

- Achieve breakeven in 2022.

- Replicate successful "try and buy" downloadable model.

Pricing & Market Support

- Deskless / Kinetic Pricing: between $3-12.50 / month recurring revenue per user